02 OCT 31 AM 8:05

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

29 October 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

02055703

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 21 October 2002, the Company filed with the London Stock Exchange announcement regarding Notification of Major Interests in Shares.

On the 28 October 2002, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

On the 29 October 2002, the Company filed with the London Stock Exchange announcement regarding Notification of Major Interests in Shares.

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

pp. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-021029

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Announcement Details

Company Name	MyTravel Group PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567
Additional Distribution	None

02 OCT 31 AM 8:05

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Meditor Capital Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is

person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares h
them

Morstan Nominees Ltd.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p

10. Date of transaction

Not supplied

11. Date company informed

23 October 2002

12. Total holding following this notification

22,888,500

13. Total percentage holding of issued class following this notification

4.625%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notific

Greg McMahon – Group Company Secretary

Date of notification

28 October 2002

previous cancel confirm

M&G INVESTMENTS

M&G Investment Management Limited
Laurence Pountney Hill
London
EC4R 0HH

Telephone:
020 7626 4588

www.mandg.co.uk

The Company Secretary
MyTravel Group plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU

Fax: (0161) 232 6524

28 October 2002

Dear Sir/Madam,

Companies Act 1985 (as amended):
Disclosure of Interests in Shares

In accordance with Part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued share capital of your company as detailed in the attached schedule.

For the purposes of S210 of the Act, the address for those companies identified in the attached schedule is Laurence Pountney Hill London EC4R 0HH.

Yours faithfully

Richard Harding
for and on behalf of Prudential plc

Direct Line: 020 7548 3183
Direct Fax: 020 7548 3268

Enc.

M&G INVESTMENTS

M&G Investment
Management Limited
Laurence Pountney Hill
London
EC4R 0HH

Telephone:
020 7626 4588

www.mandg.co.uk

Notifiable Position Report for MYTRAVEL GROUP ORD GBP0.10
as at 25 October 2002

'ercentage holdings are calculated using an issued share capital of 494,900,710 ORD GBP0.10 shares

Registered Holder	Holding	%	
?rudential plc	19,903,087	4.02	Total Notifiable Interest
M&G (LOMBARD ST) NOMS FPB	12,686		
MAGIM HSBC GIS NOM(UK) SALI	62,513		
PRUCLT HSBC GIS NOM(UK) PAC AC	18,960,515		
PRUCLT HSBC GIS NOM(UK) PPL AC	500,000		
ROY NOMINEES 578079	71,708		
ROY NOMS LTD 578052	34,438		
ROY NOMS LTD 578141	84,903		
ROY NOMS LTD 578192	176,324		
The Prudential Assurance Company Limited	19,523,028	3.94	
MAGIM HSBC GIS NOM(UK) SALI	62,513		
PRUCLT HSBC GIS NOM(UK) PAC AC	18,960,515		
PRUCLT HSBC GIS NOM(UK) PPL AC	500,000		

End of Report

10972 04.22

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Announcement Details

Company Name	MyTravel Group PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567
Additional Distribution	None

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Prudential plc and The Prudential Assurance Company Limited

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is

person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares h
them

PRUDENTIAL PLC	
TOTAL NOTIFIABLE INTEREST	19,903,087
4.02%	
REGISTERED HOLDERS	
M&G (Lombard St.) Noms FPB	12,686
MAGIM HSBC GIS NOM (UK) SALI	62,513
PRUCLT HSBC GIS NOM(UK) PAC AC	18,960,515
PRUCLT HSBC GIS NOM(UK) PPL AC	500,000
ROY NOMINEES 578079	71,708
ROY NOMS LTD 578052	34,438
ROY NOMS LTD 578141	84,903
ROY NOMS LTD 578192	176,324
THE PRUDENTIAL ASSURANCE COMPANY LIMITED	
HOLDING	19,523,028
3.94%	
REGISTERED HOLDERS	
MAGIM HSBC GIS NOM (UK) SALI	62,513
PRUCLT HSBC GIS NOM(UK)PAC AC	18,960,515
PRUCLT HSBC GIS NOM(UK) PPL AC	500,000

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Not supplied

11. Date company informed

28 October 2002

12. Total holding following this notification

19,903,087

13. Total percentage holding of issued class following this notification

4.02%

14. Any additional information

15. Name of contact and telephone number for queries

Michael Vaux - Assistant company secretary +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notific

Greg McMahon – Group company secretary

Date of notification

29 October 2002

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Announcement Details

Company Name	MyTravel Group PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567
Additional Distribution	None

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited and its direct and indirect holding companies

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is

person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares h
them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

22 October 2002

11. Date company informed

25 October 2002

12. Total holding following this notification

35,081,558 shares

13. Total percentage holding of issued class following this notification

7.09%

14. Any additional information

The interest in 29,431,322 of the shares is stated to be pursuant to section 208
(5) Companies Act 1985

15. Name of contact and telephone number for queries

Mike Vaux – Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notific

Gregory McMahon – Group Company Secretary

Date of notification

28 October 2002

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Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

RECEIVED
25 OCT 2002
COMPANY SECRETARY'S DEPARTMENT

Craig McMahon
Mytravel Group Plc
Parkway One
Parkway Business Centre
300 Princess Street
Manchester
M14 7QU

24 October 2002

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Mr McMahon

MYTRAVEL GROUP PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 22 October 2002 Morgan Stanley Securities Limited acquired an interest in the shares that resulted in our holding a total of 35,081,558 shares, being approximately 7.14% of the issued share capital of the Company.

We have transferred from time to time 29,431,322 shares to third parties on terms which gave us the right to require the return of an equivalent number of shares. Accordingly, our interest in 29,431,322 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours sincerely,

Espen Marthinussen

Espen Marthinussen
Law Division

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
MyTravel Group PLC	Holding(s) in Company		15:37 21 Oct 02

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Aviva plc and Morley Fund Management Limited

3. Please state whether notification indicates that it is in respect of holding of the sharehol above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares he them

BNY Norwich Union Nominees Ltd	1,933,800
Chase GA Group Nominees Ltd	834,000
CUIM Nominee Ltd	1,090,000
RBSTB Nominees Ltd	190,841
Total	4,048,641

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

14,169,100

8. Percentage of issued class

2.86%

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

17 October 2002

11. Date company informed

21 October 2002

12. Total holding following this notification

4,048,641

13. Total percentage holding of issued class following this notification

0.82%

14. Any additional information

15. Name of contact and telephone number for queries

Michael Vaux – Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notifica

Greg McMahon – Group Company Secretary

Date of notification

21 October 2002

AVIVA

AVIVA plc PO Box 89 Surrey Street Norwich NR1 3DR www.aviva.com

The Company Secretary
Mytravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
MANCHESTER
M14 7QU

Direct Line: 01603 687803
Fax: 01603 680660
Our Ref: GRU/DT

RECEIVED
21 OCT 2002
COMPANY SECRETARY'S DEPARTMENT

18 October 2002

Dear Sir

MYTRAVELGROUP PLC (THE "COMPANY") - SEDOL 0010979

This notification supersedes our previous notification to you dated 6 August 2002 and is prompted by sales totalling 14,169,100 on 17 October 2002.

This notification relates to issued ordinary shares of GBP0.10 each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. **Notification on behalf of Morley Fund Management Limited (a subsidiary of Aviva plc).**

1.1 Morley Fund Management Limited no longer have a notifiable interest in the shares.

2. **Notification on behalf of Aviva plc.**

2.1 Aviva plc no longer have a notifiable interest in the shares.

We are only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital. The term material interests exclude certain categories where we do not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are therefore not included in the holding notified under this letter. If you wish us to confirm the level of holdings in these categories, please let us know.

Yours faithfully

Diane Thirkettle

Diane Thirkettle
for and on behalf of
Aviva plc

LH/0529/GRU/07/02

The Company Secretary
Mytravel Group plc

18 October 2002

APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	1,933,800	(Material)
Chase GA Group Nominees Ltd	834,000	(Material)
CUIM Nominee Ltd	1,090,000	(Material)
RBSTB Nominees Ltd	190,841	(Material)

TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 0.82%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 494,900,710

The Company Secretary
Mytravel Group plc

18 October 2002

APPENDIX: AVIVA PLC

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	1,933,800	(Material)
Chase GA Group Nominees Ltd	834,000	(Material)
CUIM Nominee Ltd	1,090,000	(Material)
RBSTB Nominees Ltd	190,841	(Material)

TOTAL PERCENTAGE INTEREST OF AVIVA PLC: 0.82%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 494,900,710